UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INFINERA CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

6373 San Ignacio Avenue

(Address of Principal Executive Office (Street and Number))

San Jose, California 95119

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Infinera Corporation (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for its third fiscal quarter ended September 30, 2023 (the “Form 10-Q”) by November 9, 2023, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

Subsequent to the filing of the Company’s Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Reports on Form 10-Q for the periods ended April 1, 2023 (“Q1 Form 10-Q”) and July 1, 2023 (“Q2 Form 10-Q”), Ernst & Young LLP (“EY”), the Company’s independent registered public accounting firm, informed the Company that the Public Company Accounting Oversight Board had commenced an inspection of EY’s integrated audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2022. Subsequently, EY raised questions regarding the Company’s standalone sales price (“SSP”) methodology as it relates to revenue allocation between product revenue, which is recognized upon delivery, and certain components of services revenue, which is amortized over a period of time. In addition, EY raised questions regarding the sufficiency of documentation retained by the Company relating to the Company’s quote to cash and inventory cycles. As a result of these queries, the Company reexamined its SSP methodology and engaged in a review of management’s review procedures related to the Company’s quote to cash and inventory cycles.

The Company’s management has concluded that there were material weaknesses in its internal control over financial reporting related to its (i) quote to cash cycle, including the determination of SSP and (ii) inventory cycle as of December 31, 2022, and, as a result, that the Company’s internal control over financial reporting was not effective, as of December 31, 2022, and continues to be ineffective, and the Company’s two material weaknesses unremediated to date. In addition, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2022 due to the material weaknesses in internal control over financial reporting described above, and that Management’s Report on Internal Control Over Financial Reporting included in Item 9A of the Form 10-K, and EY’s opinion relating to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, should no longer be relied upon.

Additionally, the Company is continuing to assess the potential impacts of the aforementioned revenue allocations on the Company’s consolidated financial statements for 2020, 2021 and 2022, as well as the interim periods through September 30, 2023 (the “Affected Periods”). At this time, the Company has not fully completed its assessment, and has not yet fully determined the financial impact of any reallocation of revenue within the Affected Periods. The Company has not yet made a determination as to whether there was a material misstatement in its previously filed financial statements or the extent to which revenue was incorrectly allocated between products and services in any of the Affected Periods. The Company is continuing to review its SSP methodology with EY, including to determine the impact of any required reallocation of revenue between products and services between periods and the related impact on the Company’s previously reported financial results and the Company’s financial results for the third quarter of 2023. Based on its initial evaluation, the Company expects any adjustments to revenue will be shifts in allocation between deferred revenue and revenue recognized upfront, and expects that there will be no lost revenue, only shifts in timing of revenue recognition between accounting periods.

Additionally, EY has not withdrawn its audit report on the consolidated financial statements included in the Form 10-K.

The Company intends to delay the filing of the Form 10-Q until the Company completes its assessment of the revenue impacts of its SSP methodology in light of its related material weakness, as described above.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Nancy Erba	408	572-5200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward Looking Statements:

This Form 12b-25 contains certain forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties. Forward-looking statements can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and “would” or similar words. Such forward-looking statements include, without limitation, the Company’s estimates and assessments of revenue impacts related to its determination of SSP; the Company’s expectations that adjustments to revenue will be shifts in allocation between deferred revenue and revenue recognized upfront and that there will be no lost revenue; the timing of and content in the Company’s financial results for its third quarter ended September 30, 2023; and the timing of and content in the Form 10-Q. These statements are based on information available to Infinera as of the date hereof and actual results could differ materially from those stated or implied due to risks and uncertainties. The risks and uncertainties that could cause Infinera’s results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, further delays, or other unexpected developments, in Infinera’s fiscal quarter end closing process; the Company’s assessment of its SSP methodology and related impacts; and other risks and uncertainties detailed in Infinera’s Securities and Exchange Commission filings from time to time. More information on potential factors that may impact Infinera’s business are set forth in its Quarterly Report on Form 10-Q for the quarter ended on July 1, 2023 as filed with the SEC on August 9, 2023, as well as other reports filed with or furnished to the SEC from time to time. These reports are available on Infinera’s website at www.infinera.com and the SEC’s website at www.sec.gov. Infinera assumes no obligation to, and does not currently intend to, update any such forward-looking statements.

INFINERA CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 8, 2023	By	/s/ Nancy Erba
Nancy Erba
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).